ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of March 27, 2024.

BETWEEN:

VIZSLA SILVER CORP., a corporation existing under the Business Corporations Act (British Columbia)

("Vizsla Silver")

AND:

VIZSLA ROYALTIES CORP., a corporation existing under the Business Corporations Act (British Columbia)

("Spinco")

WHEREAS:

(A) Vizsla Silver is the registered and beneficial owner of all of the issued and outstanding Spinco Securities;

(B) Vizsla Silver and Spinco wish to proceed with a corporate restructuring by way of a statutory arrangement under the BCBCA, pursuant to which Vizsla Silver and Spinco will participate in a series of transactions whereby, among other things, Vizsla Silver will distribute to the holders of Vizsla Silver Shares certain of the Spinco Securities such that holders of Vizsla Silver Shares (other than Dissenting Shareholders) will also become holders of Spinco Securities; and

(C) The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1 Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "Agreement" means this arrangement agreement, including the exhibits attached hereto as the same may be supplemented or amended from time to time;

(b) "Arrangement" means the arrangement pursuant to the Arrangement Provisions as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(c) "Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(d) "Arrangement Resolutions" means the special resolutions of the Vizsla Silver Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;

(e) "BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(f) "Board of Directors" means the current and existing board of directors of Vizsla Silver;

(g) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(h) "Constating Documents" means, in respect of Vizsla Silver and Spinco, the Articles and related Notice of Articles under the BCBCA;

(i) "Court" means the Supreme Court of British Columbia;

(j) "Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of the Plan of Arrangement;

(k) "Dissent Rights" means the right of a registered Vizsla Silver Shareholder to dissent from the Arrangement Resolutions in accordance with the provisions of the BCBCA, as modified by the Interim Order, and to be paid the fair value of the Vizsla Silver Shares in respect of which the holder dissents;

(l) "Dissenting Shareholder" means a registered holder of Vizsla Silver Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(m) "Effective Date" shall be the date of the closing of the Arrangement;

(n) "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Vizsla Silver and Spinco;

(o) "Final Order" means the final order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable United States securities laws with respect to the issuance of the New Vizsla Silver Shares and the Spinco Securities to be issued pursuant to the Arrangement to Vizsla Silver Shareholders in the United States, approving the Arrangement;

(p) "In the Money Amount" at a particular time with respect to a Vizsla Silver Option, Vizsla Silver Replacement Option or Spinco Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time;

(q) "Information Circular" means the management information circular of Vizsla Silver, including all schedules thereto, to be sent to the Vizsla Silver Shareholders in connection with the Vizsla Silver Meeting, together with any amendments or supplements thereto;

(r) "Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable United States securities laws with respect to the issuance of the New Vizsla Silver Shares and the Spinco Securities to be issued pursuant to the Arrangement to Vizsla Silver Shareholders in the United States, providing advice and directions in connection with the Vizsla Silver Meeting and the Arrangement;

(s) "Listing Date" means the date on which the Spinco Shares and Spinco Warrants are listed for trading on the TSXV;

(t) "New Vizsla Silver Shares" means the new class of common shares without par value which Vizsla Silver will create and issue as described in Section 3.1(b)(ii) of the Plan of Arrangement and for which the Vizsla Silver Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Vizsla Silver Shares;

(u) "party" means either Vizsla Silver or Spinco and "parties" means, collectively, Vizsla Silver and Spinco;

(v) "Person" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(w) "Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit I, as the same may be amended from time to time;

(x) "Registrar" means the Registrar of Companies under the BCBCA;

(y) "Section 3(a)(10) Exemption" means the registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act;

(z) "Spinco" means Vizsla Royalties Corp., a company existing under the BCBCA;

(aa) "Spinco Options" means share purchase options issued pursuant to the Spinco Stock Option Plan, including the Spinco Options pursuant to Section 3.1(d) of the Plan of Arrangement;

(bb) "Spinco Securities" means the Spinco Shares and the Spinco Warrants collectively;

(cc) "Spinco Shares" means the no par value shares which Spinco is authorized to issue as the same are constituted on the date hereof;

(dd) "Spinco Stock Option Plan" means the stock option plan to be adopted by Spinco in accordance with Section 4.3 of this Agreement on substantially similar terms as the Vizsla Silver Equity Incentive Plan and as may otherwise be modified, amended or restated as more particularly set forth in the Information Circular;

(ee) "Spinco Warrants" means common share purchase warrants of Spinco, each full Spinco Warrant entitling the holder thereof to purchase one Spinco Share at an exercise price of $0.05 for a period expiring on the earlier of (a) 120 days after the Listing Date, and (b) December 31, 2025;

(ff) "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(gg) "TSXV" means the TSX Venture Exchange Inc.;

(hh) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ii) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934;

(jj) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(kk) "Vizsla Silver Equity Incentive Plan" means the existing equity incentive plan of Vizsla Silver, as updated and amended from time to time;

(ll) "Vizsla Silver Meeting" means the annual and special meeting of the Vizsla Silver

Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(mm) "Vizsla Silver Options" means options to acquire Vizsla Silver Shares, including options under the terms of which are deemed exercisable for Vizsla Silver Shares, that are outstanding immediately prior to the Effective Time;

(nn) "Vizsla Silver Replacement Option" means an option to acquire a New Vizsla Silver

Share to be issued by Vizsla Silver to a holder of a Vizsla Silver Option pursuant to Section 3.1(d) of the Plan of Arrangement;

(oo) "Vizsla Silver Shareholder" means a holder of Vizsla Silver Shares;

(pp) "Vizsla Silver Shares" means the common shares without par value which Vizsla Silver is authorized to issue as the same are constituted on the date hereof; and

(qq) "Vizsla Silver Warrants" means the share purchase warrants of Vizsla Silver exercisable to acquire Vizsla Silver Shares, including warrants under the terms of which are deemed exercisable for Vizsla Silver Shares, which are outstanding immediately prior to the Effective Time.

1.2 Currency. All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings. The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number and Gender. In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.5 Date for any Action. In the event that any date on which any action is required to be taken hereunder by Vizsla Silver or Spinco is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.7 Exhibits. Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit I is the Plan of Arrangement.

ARTICLE 2

ARRANGEMENT

2.1 Arrangement. The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Effective Date of Arrangement. The Arrangement shall become effective on the Effective Date as set out in the Plan of Arrangement.

2.3 Commitment to Effect. Subject to termination of this Agreement pursuant to Article 6 hereof, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective, and in conjunction therewith to cause the conditions described in Section 5.1 to be complied with prior to the Effective Date. Without limiting the generality of the foregoing, the parties shall proceed forthwith to apply for the Interim Order and Vizsla Silver shall call the Vizsla Silver Meeting and mail the Information Circular to the Vizsla Silver Shareholders.

2.4 Filing of Final Order. Subject to the rights of termination contained in Article 6 hereof, upon the Vizsla Silver Shareholders approving the Arrangement Resolutions in accordance with the provisions of the Interim Order and the BCBCA, Vizsla Silver obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, Vizsla Silver on its behalf and on behalf of Spinco shall file with the Registrar:

(a) the records and information required by the Registrar pursuant to the Arrangement Provisions; and

(b) a copy of the Final Order.

2.5 U.S. Securities Law Matters.

(a) The parties agree that the Arrangement will be carried out with the intention that the securities delivered upon completion of the Arrangement to Vizsla Silver Shareholders in the United States will be issued by Vizsla Silver and Spinco in reliance on the Section 3(a)(10) Exemption. In order to ensure the availability of the Section 3(a)(10) Exemption the parties agree that the Arrangement will be carried out on the following basis:

(i) the Arrangement will be subject to the approval of the Court and the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement;

(ii) prior to the hearing required to approve the Arrangement, the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption;

(iii) the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the Vizsla Silver Shareholders subject to the Arrangement;

(iv) Vizsla Silver will ensure that each Vizsla Silver Shareholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(v) the Vizsla Silver Shareholder entitled to receive securities on completion of the Arrangement will be advised that such securities have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(vi) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement is approved by the Court as being fair, substantively and procedurally, to the Vizsla Silver Shareholders;

(vii) the Interim Order approving the Vizsla Silver Meeting will specify that each Vizsla Silver Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as the Vizsla Silver Shareholder enters an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(viii) the Final Order shall include a statement substantially to the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance of New Vizsla Silver Shares and Spinco Securities pursuant to the Plan of Arrangement."

(b) With respect to any Vizsla Silver Options or Vizsla Silver Warrants outstanding immediately prior to the Effective Date, the issuance of Spinco Shares upon the exercise of such Vizsla Silver Options or Vizsla Silver Warrants held in the U.S. or by U.S. holders after the Effective Date shall not be covered by the Section 3(a)(10) Exemption, and will require the use of an available exemption, if any, from registration under the U.S. Securities Act at the time of such later issuance of such Spinco Shares upon exercise of such Vizsla Silver Options or Vizsla Silver Warrants. This Agreement and the Plan of Arrangement does not contain a discussion of such possible exemptions from registration under the U.S. Securities Act, if any, that could apply to the issuance of Spinco Shares upon the subsequent exercise of such securities. Vizsla Silver securityholders in the United States will be urged to consult with their own legal counsel with respect to matters related to the exercise of Vizsla Silver Options or Vizsla Silver Warrants.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties. Each of the parties hereby represents and warrants to the other party that:

(a) it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly executed and delivered by it;

(c) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Constating Documents or other governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound;

(d) no dissolution, winding up, bankruptcy, liquidation or similar proceedings has been commenced or are pending or proposed in respect of it;

(e) it (i) is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act; (ii) has no class of securities outstanding that is or is required to be registered under section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of section 13 or 15(d) of the U.S. Exchange Act; and (iii) is not registered or required to register as an investment company under the United States Investment Company Act of 1940.

ARTICLE 4

COVENANTS

4.1 Covenants. Each of the parties covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.2 Interim Order and Final Order. The parties acknowledge that Vizsla Silver will apply to and obtain from the Court, pursuant to the Arrangement Provisions, the Interim Order providing for, among other things, the calling and holding of the Vizsla Silver Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement Resolutions. The parties each covenant and agree that if the approval of the Arrangement by the Vizsla Silver Shareholders as set out in Section 5.1(b) hereof is obtained, Vizsla Silver will thereafter (subject to the exercise of any discretionary authority granted to Vizsla Silver's directors) take the necessary actions to submit the Arrangement to the Court for approval and apply for the Final Order and, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in Section 2.4 with the Registrar.

4.3 Spinco Stock Option Plan. In connection with, but prior to, the Arrangement, Spinco shall adopt the Spinco Stock Option Plan, which shall be substantially in the form attached to the Information Circular.

4.4 Vizsla Silver Options. The parties acknowledge that pursuant to the Arrangement, each Vizsla Silver Option then outstanding to acquire one Vizsla Silver Share shall be transferred and exchanged for:

(a) one Vizsla Silver Replacement Option to acquire one New Vizsla Silver Share having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value of a New Vizsla Silver Share at the Effective Time divided by the total of the fair market value of a New Vizsla Silver Share and the fair market value of 1/3 of a Spinco Share at the Effective Time; and

(b) one Spinco Option to acquire 1/3 of a Spinco Share, each whole Spinco Option having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value of 1/3 of a Spinco Share at the Effective Time divided by the total of the fair market value of one New Vizsla Silver Share and 1/3 of a Spinco Share at the Effective Time,

provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Vizsla Silver Replacement Option and the Spinco Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Vizsla Silver Option so exchanged and solely with respect to U.S. taxpayers, ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Vizsla Silver Options; and Spinco agrees to promptly issue Spinco Shares upon the due exercise of Spinco Options.

4.5 Vizsla Silver Warrants. The parties acknowledge that, from and after the Effective Date, all Vizsla Silver Warrants shall entitle the holder to receive, upon due exercise of the Vizsla Silver Warrant, for the original exercise price:

(a) one New Vizsla Silver Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time; and

(b) 1/3 of a Spinco Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time;

and Spinco hereby covenants that it shall forthwith upon receipt of written notice from Vizsla Silver from time to time issue, as directed by Vizsla Silver, that number of Spinco Shares as may be required to satisfy the foregoing.

Vizsla Silver shall, as agent for Spinco, collect and pay to Spinco an amount for each 1/3 of a Spinco Share so issued that is equal to the exercise price under the Vizsla Silver Warrant multiplied by the fair market value of 1/3 of a Spinco Share at the Effective Time divided by the total market value of one New Vizsla Silver Share and 1/3 of a Spinco Share at the Effective Time.

4.6 Fair Market Value. For the purposes of this Agreement and the Plan of Arrangement, the fair market value of the New Vizsla Shares and the Spinco Shares will be determined by Board of Directors, acting in good faith.

ARTICLE 5

CONDITIONS

5.1 Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a) the Interim Order shall have been obtained in form and substance satisfactory to Vizsla Silver;

(b) the Arrangement Resolutions, with or without amendment, shall have been approved and adopted at the Vizsla Silver Meeting in accordance with the Arrangement Provisions, the Constating Documents of Vizsla Silver, the Interim Order and the requirements of any applicable regulatory authorities;

(c) the Final Order shall have been obtained in form and substance satisfactory to each of Vizsla Silver and Spinco;

(d) the TSXV shall have conditionally approved the Arrangement, subject to compliance with the requirements of the TSXV;

(e) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Vizsla Silver and Spinco;

(f) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;

(g) no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of Vizsla Silver, the Vizsla Silver Shareholders or Spinco if the Arrangement is completed;

(h) notices of dissent pursuant to Article 5 of the Plan of Arrangement shall not have been delivered by Vizsla Silver Shareholders holding greater than 5% of the outstanding Vizsla Silver Shares;

(i) the New Vizsla Silver Shares and the Spinco Securities to be issued to Vizsla Silver Shareholders in the United States under the Arrangement will be exempt from the registration requirements of the U.S. Securities Act under the Section 3(a)(10) Exemption (or will otherwise be exempt from, or not subject to, registration requirements); and

(j) this Agreement shall not have been terminated under Article 6 hereof.

Except for the conditions set forth in Sections 5.1(a), (b), (c), (d) and (j), which may not be waived, any of the other conditions in this Section 5.1 may be waived by either Vizsla Silver or Spinco at its discretion.

5.2 Pre-Closing. Unless this Agreement is terminated earlier pursuant to the provisions hereof, the parties shall meet at the offices of Forooghian + Company Law Corporation, Suite 401, 353 Water Street, Vancouver, British Columbia V6B 1B8, at 9:00 a.m. on the Business Day immediately preceding the Effective Date, or at such other location or at such other time or on such other date as they may mutually agree, and each of them shall deliver to the other of them:

(a) the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and

(b) written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3 Merger of Conditions. The conditions set out in Section 5.1 hereof shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4 Merger of Representations, Warranties and Covenants. The representations and warranties in Section 3.1 shall be conclusively deemed to be correct as of the Effective Date and the covenants in Section 4.1 hereof shall be conclusively deemed to have been complied with in all respects as of the Effective Date, and each shall accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendment. Subject to any mandatory applicable restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Vizsla Silver Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Vizsla Silver Shareholders.

6.3 Termination. Subject to Section 6.4, this Agreement may at any time before or after the holding of the Vizsla Silver Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors of Vizsla Silver without further action on the part of the Vizsla Silver Shareholders and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the Board of Directors of Vizsla Silver to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.4 Cessation of Right. The right of Vizsla Silver or Spinco or any other party to amend or terminate the Plan of Arrangement pursuant to Section 6.1 and Section 6.3 shall be extinguished upon the occurrence of the Effective Date.

ARTICLE 7

GENERAL

7.1 Notices. All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or sent by fax or, addressed as follows:

in the case of Vizsla Silver:

Vizsla Silver Corp.

PO Box 49193

595 Burrard Street

Vancouver, British Columbia

V7X 1K8

Attention:	Chief Executive Officer

in the case of Spinco:

Vizsla Royalties Corp.

PO Box 49193

595 Burrard Street

Vancouver, British Columbia

V7X 1K8

Attention:	Chief Executive Officer

in each case with a copy to:

Forooghian + Company Law Corporation

Suite 401 - 353 Water Street

Vancouver, British Columbia

V6B 1B8

Attention:	Farzad Forooghian
Email:	[Redacted - Email Address]

7.2 Assignment. Neither of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other.

7.3 Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

7.4 Waiver. Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5 Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.6 Counterparts This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.7 Expenses. All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the party that incurred the expense or as otherwise mutually agreed by the parties.

7.8 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9 Time of Essence. Time is of the essence of this Agreement.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

VIZSLA SILVER CORP.

(signed) "Michael Konnert"
Authorized Signatory

VIZSLA ROYALTIES CORP.

(signed) "Michael Pettingell"
Authorized Signatory

EXHIBIT I

TO THE ARRANGEMENT AGREEMENT

DATED AS OF MARCH 27, 2024

BETWEEN VIZSLA SILVER CORP.

AND VIZSLA ROYALTIES CORP.

PLAN OF ARRANGEMENT

UNDER PART 9, DIVISION 5 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1Definitions

In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "Arrangement" means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b) "Arrangement Agreement" means the arrangement agreement dated as of March 27, 2024 between Vizsla Silver and Spinco, as may be supplemented or amended from time to time;

(c) "Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(d) "Arrangement Resolutions" means the special resolutions of the Vizsla Silver Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;

(e) "BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(f) "Board of Directors" means the current and existing board of directors of Vizsla Silver;

(g) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(h) "Court" means the Supreme Court of British Columbia;

(i) "Depositary" means Computershare Investor Services Inc., or such other depositary as Vizsla Silver may determine;

(j) "Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of this Plan of Arrangement;

(k) "Dissent Rights" means the rights of dissent granted in favour of registered holders of Vizsla Silver Shares in accordance with Article 5 of this Plan of Arrangement;

(l) "Dissenting Share" has the meaning given in Section 3.1(a) of this Plan of Arrangement;

(m) "Dissenting Shareholder" means a registered holder of Vizsla Silver Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(n) "Effective Date" shall be the date of the closing of the Arrangement;

(o) "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Vizsla Silver and Spinco;

(p) "Final Order" means the final order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable United States securities laws with respect to the issuance of the New Vizsla Silver Shares and the Spinco Securities to be issued pursuant to the Arrangement to Vizsla Silver Shareholders in the United States, approving the Arrangement;

(q) "In the Money Amount" at a particular time with respect to a Vizsla Silver Option, Vizsla Silver Replacement Option or Spinco Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time;

(r) "Information Circular" means the management information circular of Vizsla Silver, including all schedules thereto, to be sent to the Vizsla Silver Shareholders in connection with the Vizsla Silver Meeting, together with any amendments or supplements thereto;

(s) "Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable United States securities laws with respect to the issuance of the New Vizsla Silver Shares and the Spinco Securities to be issued pursuant to the Arrangement to Vizsla Silver Shareholders in the United States, providing advice and directions in connection with the Vizsla Silver Meeting and the Arrangement;

(t) "Letter of Transmittal" means the letter of transmittal in respect of the Arrangement to be sent to Vizsla Silver Shareholders together with the Information Circular;

(u) "Listing Date" means the date on which the Spinco Shares and Spinco Warrants are listed for trading on the TSXV or another recognized stock exchange;

(v) "New Vizsla Silver Shares" means a new class of voting common shares without par value which Vizsla Silver will create and issue as described in Section 3.1(b)(ii) of this Plan of Arrangement and for which the Vizsla Silver Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Vizsla Silver Shares;

(w) "Plan of Arrangement" means this plan of arrangement, as the same may be amended from time to time;

(x) "Registrar" means the Registrar of Companies under the BCBCA;

(y) "Section 3(a)(10) Exemption" means the registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act;

(z) "Share Distribution Record Date" means the close of business on the Business Day immediately preceding the Effective Date for the purpose of determining the Vizsla Silver Shareholders entitled to receive New Vizsla Silver Shares and Spinco Securities pursuant to this Plan of Arrangement or such other date as the Board of Directors may select;

(aa) "Spinco" means Vizsla Royalties Corp., a company existing under the BCBCA;

(bb) "Spinco Options" means share purchase options issued pursuant to the Spinco Stock Option Plan, including the Spinco Options pursuant to Section 3.1(d) of this Plan of Arrangement;

(cc) "Spinco Shareholder" means a holder of Spinco Shares;

(dd) "Spinco Shares" means the no par value shares which Spinco is authorized to issue as the same are constituted on the date hereof;

(ee) "Spinco Stock Option Plan" means the stock option plan to be adopted by Spinco pursuant to the Arrangement Agreement and this Plan of Arrangement, in substantially the form set forth in the Information Circular to be sent to Vizsla Silver Shareholders in connection with the Vizsla Silver Meeting;

(ff) "Spinco Warrants" means common share purchase warrants of Spinco, each full Spinco Warrant entitling the holder thereof to purchase one Spinco Share at an exercise price of $0.05 for a period expiring on the earlier of (a) 120 days after the Listing Date, and (b) December 31, 2025;

(gg) "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(hh) "TSXV" means the TSX Venture Exchange Inc.;

(ii) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(jj) "Vizsla Silver" means Vizsla Silver Corp., a corporation existing under the BCBCA;

(kk) "Vizsla Silver Class A Shares" means the renamed and redesignated Vizsla Silver Shares as described in Section 3.1(b)(i) of this Plan of Arrangement;

(ll) "Vizsla Silver Meeting" means the annual and special meeting of the Vizsla Silver Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(mm) "Vizsla Silver Optionholders" means the holders of Vizsla Silver Options on the Effective Date;

(nn) "Vizsla Silver Options" means options to acquire Vizsla Silver Shares, including options under the terms of which are deemed exercisable for Vizsla Silver Shares, that are outstanding immediately prior to the Effective Time;

(oo) "Vizsla Silver Replacement Option" means an option to acquire a New Vizsla Silver Share to be issued by Vizsla Silver to a holder of a Vizsla Silver Option pursuant to Section 3.1(d) of this Plan of Arrangement;

(pp) "Vizsla Silver Shareholder" means a holder of Vizsla Silver Shares;

(qq) "Vizsla Silver Shares" means the common shares without par value which Vizsla Silver is authorized to issue as the same are constituted on the date hereof;

(rr) "Vizsla Silver Warrantholders" means the holders of Vizsla Silver Warrants on the Effective Date; and

(ss) "Vizsla Silver Warrants" means the share purchase warrants of Vizsla Silver exercisable to acquire Vizsla Silver Shares, including warrants under the terms of which are deemed exercisable for Vizsla Silver Shares, that are outstanding immediately prior to the Effective Time.

1.2Interpretations not Affected by Headings. The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms "this Plan of Arrangement", "hereof", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3Number, Gender and Persons. Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.4Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

1.5Date for any Action. If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.6Governing Law. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2Arrangement Effectiveness. The Arrangement and this Plan of Arrangement shall become final and conclusively binding on Vizsla Silver, the Vizsla Silver Shareholders (including Dissenting Shareholders), Vizsla Silver Optionholders, Vizsla Silver Warrantholders and Spinco at the Effective Time without any further act or formality as required on the part of any person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1The Arrangement. Commencing at the Effective Time, the following shall occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of Vizsla Silver or Spinco, but subject to the provisions of Article 5:

(a) each Vizsla Silver Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights (each, a "Dissenting Share") shall be directly transferred and assigned by such Dissenting Shareholder to Vizsla Silver, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their Vizsla Silver Shares by Vizsla Silver;

(b) the authorized share structure of Vizsla Silver shall be altered by:

(i) renaming and redesignating all of the issued and unissued Vizsla Silver Shares as "Class A common shares without par value" and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held, being the "Vizsla Silver Class A Shares"; and

(ii) creating a new class consisting of an unlimited number of "common shares without par value" with terms and special rights and restrictions identical to those of the Vizsla Silver Shares immediately prior to the Effective Time, being the "New Vizsla Silver Shares";

(c) Vizsla Silver's Notice of Articles shall be amended to reflect the alterations in Section 3.1(b);

(d) each Vizsla Silver Option then outstanding to acquire one Vizsla Silver Share shall be transferred and exchanged for:

(i) one Vizsla Silver Replacement Option to acquire one New Vizsla Silver Share having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value of a New Vizsla Silver Share at the Effective Time divided by the total of the fair market value of a New Vizsla Silver Share and the fair market value of 1/3 of a Spinco Share at the Effective Time; and

(ii) one Spinco Option to acquire 1/3 of a Spinco Share, each whole Spinco Option having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value 1/3 of a Spinco Share at the Effective Time divided by the total of the fair market value of one New Vizsla Silver Share and 1/3 of a Spinco Share at the Effective Time,

provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Vizsla Silver Replacement Option and the Spinco Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Vizsla Silver Option so exchanged and solely with respect to U.S. taxpayers, ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Vizsla Silver Options;

(e) each Vizsla Silver Warrant then outstanding shall be deemed to be amended to entitle the Vizsla Silver Warrantholder to receive, upon due exercise of the Vizsla Silver Warrant, for the original exercise price:

(i) one New Vizsla Silver Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time; and

(ii) 1/3 of a Spinco Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time;

(f) each issued and outstanding Vizsla Silver Class A Share outstanding on the Share Distribution Record Date shall be exchanged for: (i) one New Vizsla Silver Share; (ii) 1/3 of a Spinco Share; and (iii) 1/3 of a Spinco Warrant. The holders of the Vizsla Silver Class A Shares will be removed from the central securities register of Vizsla Silver as the holders of such and will be added to the central securities register of Vizsla Silver as the holders of the number of New Vizsla Silver Shares that they have received on the exchange set forth in this Section 3.1(f), and the Spinco Shares and Spinco Warrants transferred to the then holders of the Vizsla Silver Class A Shares will be registered in the name of the former holders of the Vizsla Silver Class A Shares and Vizsla Silver will provide Spinco and its registrar and transfer agent notice to make the appropriate entries in the central securities register of Spinco;

(g) all of the issued Vizsla Silver Class A Shares shall be cancelled with the appropriate entries being made in the central securities register of Vizsla Silver and the authorized share structure of Vizsla Silver shall be altered by eliminating the "Vizsla Silver Class A Shares", and the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the New Vizsla Silver Shares will be equal to that of the Vizsla Silver Shares immediately prior to the Effective Time less the fair market value of the Spinco Shares and Spinco Warrants distributed pursuant to Section 3.1(f); and

(h) the Notice of Articles of Vizsla Silver shall be amended to reflect the alterations in Section 3.1(g).

3.2No Fractional Securities. Notwithstanding any other provision of this Arrangement, while each Vizsla Silver Shareholder's fractional shares and each holder of Vizsla Silver Options fractional options, respectively, will be combined, no fractional Spinco Securities shall be distributed to the Vizsla Silver Shareholders and no fractional Spinco Options shall be distributed to the holders of Vizsla Silver Options, and, as a result, all fractional amounts arising under this Plan of Arrangement shall be rounded down to the next whole number without any compensation therefor. Any Spinco Securities not distributed as a result of so rounding down shall be cancelled by Spinco.

3.3Share Distribution Record Date. In Section 3.1(f) the reference to a holder of a Vizsla Silver Class A Share shall mean a person who is a Vizsla Silver Shareholder on the Share Distribution Record Date, subject to the provisions of Article 5.

3.4Deemed Fully Paid and Non-Assessable Shares. All New Vizsla Silver Shares,

Vizsla Silver Class A Shares and Spinco Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the

BCBCA.

3.5Supplementary Actions. Notwithstanding that the transactions and events set out in Section 3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Vizsla Silver and Spinco shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for stock options.

3.6Withholding. Each of Vizsla Silver, Spinco and the Depositary shall be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of New Vizsla Silver Shares and Spinco Securities, Vizsla Silver Replacement Options or Spinco Options made pursuant to this Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement. Without limiting the generality of the foregoing, any New Vizsla Silver Shares or Spinco Securities so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance shall be paid to the person forthwith.

3.7No Liens. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, restrictions, adverse claims or other claims of third parties of any kind.

3.8U.S. Securities Law Matters. The Court is advised that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption.

ARTICLE 4
CERTIFICATES

4.1Vizsla Silver Class A Shares. Recognizing that the Vizsla Silver Shares shall be renamed and re-designated as Vizsla Silver Class A Shares pursuant to Section 3.1(b)(i) and that the Vizsla Silver Class A Shares shall be exchanged partially for New Vizsla Silver Shares pursuant to Section 3.1(f), Vizsla Silver shall not issue replacement share certificates representing the Vizsla Silver Class A Shares.

4.2Spinco Share Certificates and Spinco Warrant Certificates. As soon as practicable following the Effective Date, Spinco shall deliver or cause to be delivered to the Depositary certificates representing the Spinco Shares and Spinco Warrants required to be issued to registered holders of Vizsla Silver Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(f) of this Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 hereof.

4.3New Vizsla Silver Share Certificates. As soon as practicable following the Effective Date, Vizsla Silver shall deliver or cause to be delivered to the Depositary certificates representing the New Vizsla Silver Shares required to be issued to registered holders of Vizsla Silver Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(f) of this Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 hereof.

4.4Interim Period. Any Vizsla Silver Shares traded after the Share Distribution Record Date will represent New Vizsla Silver Shares as of the Effective Date and shall not carry any rights to receive Spinco Shares or Spinco Warrants.

4.5Stock Option Agreements. The stock option agreements for the Vizsla Silver Options shall be deemed to be amended by Vizsla Silver to reflect the adjusted exercise price of the Vizsla Silver Replacement Options, and Spinco shall enter into stock option agreements for the Spinco Options issued pursuant to Section 3.1(d) of this Plan of Arrangement.

ARTICLE 5
DISSENT RIGHTS

5.1Dissent Right. Registered holders of Vizsla Silver Shares may exercise Dissent Rights with respect to their Vizsla Silver Shares in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in the Dissent Procedures, as they may be amended by the Interim Order, Final Order or any other order of the Court, and provided that such dissenting Shareholder delivers a written notice of dissent to Vizsla Silver at least two Business Days before the day of the Vizsla Silver Meeting or any adjournment or postponement thereof.

5.2Dealing with Dissenting Shares. Vizsla Silver Shareholders who duly exercise Dissent Rights with respect to their Dissenting Shares and who:

(a) are ultimately entitled to be paid fair value for their Dissenting Shares by Vizsla Silver shall be deemed to have transferred their Dissenting Shares to Vizsla Silver for cancellation as of the Effective Time pursuant to Section 3.1(a); or

(b) for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Vizsla Silver Shareholder and shall receive New Vizsla Silver Shares and Spinco Securities on the same basis as every other non-dissenting Vizsla Silver Shareholder;

but in no case shall Vizsla Silver be required to recognize such persons as holding Vizsla Silver Shares on or after the Effective Date.

5.3Reservation of Spinco Securities. If a Vizsla Silver Shareholder exercises Dissent Rights, Vizsla Silver shall, on the Effective Date, set aside and not distribute that portion of the Spinco Securities which are attributable to the Vizsla Silver Shares for which Dissent Rights have been exercised. If the dissenting Vizsla Silver Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Vizsla Silver shall distribute to such Vizsla Silver Shareholder his or her pro rata portion of the Spinco Securities. If a Vizsla Silver Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Vizsla Silver shall retain the portion of the Spinco Securities attributable to such Vizsla Silver Shareholder and such shares and warrants will be dealt with as determined by the Board of Directors of Vizsla Silver in its discretion.

ARTICLE 6
DELIVERY OF CONSIDERATION

6.1Delivery of Shares.

(a) Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Vizsla Silver Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Vizsla Silver Shares, a certificate representing the Spinco Shares and a certificate representing the Spinco Warrants that such holder is entitled to receive in accordance with Section 3.1 hereof.

(b) After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) hereof, each certificate that immediately prior to the Effective time represented one or more Vizsla Silver Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Vizsla Silver Shares, a certificate representing the Spinco Shares and a certificate representing the Spinco Warrants that such holder is entitled to receive in accordance with Section 3.1 hereof.

6.2Lost Certificates. If any certificate that immediately prior to the Effective Time represented one or more outstanding Vizsla Silver Shares that were exchanged for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of New Vizsla Silver Shares, Spinco Shares and Spinco Warrants that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered shall, as a condition precedent to the delivery of such New Vizsla Silver Shares, Spinco Shares and Spinco Warrants give a bond satisfactory to Vizsla Silver, Spinco and the Depositary in such amount as Vizsla Silver, Spinco and the Depositary may direct, or otherwise indemnify Vizsla Silver, Spinco and the Depositary in a manner satisfactory to Vizsla Silver, Spinco and the Depositary, against any claim that may be made against Vizsla Silver, Spinco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Vizsla Silver.

6.3Distributions with respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to New Vizsla Silver Shares or Spinco Securities with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Vizsla Silver Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or 6.2 hereof. Subject to applicable law and to Section 3.6 hereof, at the time of such compliance, there shall, in addition to the delivery of the New Vizsla Silver Shares and Spinco Securities to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Vizsla Silver Shares and/or Spinco Securities, as applicable.

6.4Limitation and Proscription. To the extent that a former Vizsla Silver Shareholder shall not have complied with the provisions of Section 6.1 or 6.2 hereof, as applicable, on or before the date that is six years after the Effective Date (the "Final Proscription Date"), then the New Vizsla Silver Shares and Spinco Securities that such former Vizsla Silver Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the New Vizsla Silver Shares and Spinco Securities to which such Vizsla Silver Shareholder was entitled, shall be delivered to Spinco (in the case of the Spinco Securities) or Vizsla Silver (in the case of the New Vizsla Silver Shares) by the Depositary and certificates representing such New Vizsla Silver Shares and Spinco Securities shall be cancelled by Vizsla Silver and Spinco, as applicable, and the interest of the former Vizsla Silver Shareholder in such New Vizsla Silver Shares and Spinco Securities or to which it was entitled shall be terminated as of such Final Proscription Date.

6.5Paramountcy. From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Vizsla Silver Shares, Vizsla Silver Options or Vizsla Silver Warrants issued prior to the Effective Time; and (ii) the rights and obligations of the registered holders of Vizsla Silver Shares, Vizsla Silver Options, Vizsla Silver Warrants, Spinco, the Depositary and any transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 7
AMENDMENTS

7.1Amendments. Vizsla Silver, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Vizsla Silver Meeting, approved by the Court.

7.2Amendments Made Prior to or at the Vizsla Silver Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Vizsla Silver at any time prior to or at the Vizsla Silver Meeting with or without any prior notice or communication, and if so proposed and accepted by the Vizsla Silver Shareholders voting at the Vizsla Silver Meeting, shall become part of this Plan of Arrangement for all purposes.

7.3Amendments Made After the Vizsla Silver Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Vizsla Silver after the Vizsla Silver Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Vizsla Silver Meeting shall be effective and shall become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by Vizsla Silver, provided that it concerns a matter which, in the reasonable opinion of Vizsla Silver, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of New Vizsla Silver Shares or Spinco Securities.

7.4Withdrawal. Notwithstanding any prior approvals by the Court or by Vizsla Silver Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolutions at any time prior to the Effective Time, without further approval of the Court or the Vizsla Silver Shareholders.